The Polar Proposal

In respect of the upcoming meeting of the unitholders of Central GoldTrust (CGT), Polar Securities Inc., the adviser to North Pole Capital Master Fund (together, Polar), proposes that a vote be taken on the following resolutions, and requests that the resolutions and the supporting statement below be included in CGT’s management information circular.

Resolution #1 – Amendment to CGT’s Declaration of Trust related to the redemption of CGT units

“Be it resolved that Article 6 of the amended and restated declaration of trust dated April 24, 2009 (the Declaration of Trust), shall be amended and restated according to Schedule A attached hereto.

Resolution #2 – Authority to make consequential changes to the Declaration of Trust

“Be it resolved that the trustees are hereby authorized and directed to make any definitional, conforming or consequential changes to the Declaration of Trust (or to enter into any supplemental indentures) that are necessary to facilitate the redemption of units by unitholders as set forth in this special resolution and to ensure that the trust maintains its current status as a “mutual fund trust” under the Income Tax Act (Canada) as a result of this special resolution.”

Resolution #3 – All other necessary authority

“Be it resolved that any trustee or officer of the trust is hereby authorized to enter into, execute or cause to be executed on behalf of the trust or to prepare and deliver or cause to be prepared and delivered all such other documents, agreements and instruments, or cause to be done all such other acts and things, as such trustee or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution or preparation and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Supporting Statement:

“Since April 2013, units of CGT have consistently traded at a discount to their NAV. CGT’s discount to NAV has been significantly larger than that of CGT’s peers who allow monthly unit redemptions in exchange for physical gold bullion at 100% of NAV and do not typically trade at a discount of more than 1% of their stated NAV. Without such a monthly redemption feature, unitholders of CGT must sell their units for less than they would otherwise be entitled to receive were the redemption feature in place.

Polar recommends unitholders vote FOR the foregoing resolutions to protect their investment in CGT by reducing its trading discount to NAV.”

SCHEDULE “A”

This is Schedule “A” to the unitholder proposal to Central GoldTrust made on February 3, 2015 by Polar Securities Inc. on behalf of North Pole Capital Master Fund (the Proposal).

As set forth in Resolution #1 in the Proposal, the full text of Resolution #1 is set out below.

“BE IT RESOLVED THAT:

1.	The Declaration of Trust shall be amended and restated as follows:

(A) to add a new subsection 6.2(4) that shall state as follows:

Subsection 6.2(4):

Notwithstanding any other provision of this Article 6, Units may be redeemed once per month, with such redemption processed on the last Business Day of each month (each a "Monthly Redemption Date").

Upon the receipt by the Transfer Agent of a written notice to redeem Units (a "Redemption Notice") on or before the 15th day of each month (or, if not a Business Day, on the next succeeding Business Day) in accordance with Subsection 6.2(1) or Subsection 6.2(2), the Unitholder of the Units tendered for redemption shall be entitled to receive:

(a)	cash, in the case of a Redemption Notice delivered in accordance with Section 6.3 requesting the Unitholder receive redemption proceeds in the form of cash; or
(b)	physical gold bullion, in the case of a Redemption Notice delivered in accordance with Section 6.4 requesting a redemption in the form of physical gold bullion.

Any Redemption Notice not received on or before the 15th day of the month will be processed on the Monthly Redemption Date of the month following the month in which such Redemption Notice was received.

A Unitholder shall be deemed to have irrevocably “surrendered for redemption” its Units for purposes of this Article 6 once a Redemption Notice is accepted by the Trust and is determined, acting reasonably and in good faith together with the Transfer Agent, to be in compliance with all applicable rules and procedures established by the Trust to effect such redemption.

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(B) to delete subsection 6.3(1) in its entirety and replace it with a new subsection 6.3(1) that shall state as follows:

Subsection 6.3(1):

The Unitholder of the Units tendered for cash redemption in accordance with Section 6.2 shall be entitled to receive an amount per Unit (the "Redemption Price") equal to 95% of the lesser of:

(a)	the volume-weighted average trading price of the Units traded on the Toronto Stock Exchange for the last five (5) Business Days of the month in which the Redemption Notice is processed; and

(b)	the Net Asset Value per Unit of the Units tendered for redemption as determined on the applicable Monthly Redemption Date.

(C) to add a new section 6.4, such that the current sections 6.4 (Cancellation of all Redeemed Units) and 6.5 (Mechanics of Issue and Redemption) of the Declaration of Trust will become sections 6.5 and 6.6, respectively, and the new section 6.4 shall state as follows:

Section 6.4 Physical Gold Bullion Redemption

(1)	The Unitholder of the Units tendered for physical gold bullion redemption in accordance with Section 6.2 shall be entitled to receive physical gold bullion in an amount per Unit (the "Bullion Redemption Price") equal to 100% of the Net Asset Value per Unit of the Units tendered for redemption as determined on the applicable Monthly Redemption Date.
(2)	Redemption requests made pursuant to this Section 6.4 must be for amounts that are at least equivalent to the value of one (1) London Bullion Market Association recognized Good Delivery international bars, plus applicable expenses as set out in Subsection (4) hereof. Any fractional amount of redemption proceeds in excess of one (1) London Bullion Market Association recognized Good Delivery international bars, or an integral multiple of one (1) bar in excess thereof, will be paid in cash at a rate equal to 100% of the Net Asset Value per Unit of the Units tendered for redemption as determined on the applicable Monthly Redemption Date.
(3)	The Bullion Redemption Price payable in respect of the Units surrendered for physical gold bullion
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redemption during any calendar month shall be satisfied by way of physical gold bullion, and, where required by Subsection (2) above, cash, no later than ten (10) Business Days following the Monthly Redemption Date.

(4)	The redeeming Unitholder shall be liable for all industry standard costs actually incurred by the Trust to effect the redemption of the Units and delivery of physical gold bullion, including storage and in-and-out fees charged to the Trust. For the avoidance of doubt, no person that operates on a non-arm’s length basis with the Trust, including the Administrator, shall be entitled to any payment from the Unitholder for its services as a direct result of a physical gold bullion redemption. Current costs associated with the delivery of physical gold bullion may be obtained from the Trust or the Transfer Agent. Physical gold bullion to be paid to a Unitholder as a result of a redemption of Units will be delivered by armoured transportation service carrier pursuant to delivery instructions provided in the Redemption Notice in accordance with the procedures established by the Trust. The armoured transportation service carrier will be engaged by, or on behalf of, the redeeming Unitholder at the expense of the redeeming Unitholder. The armoured transportation service carrier will receive the physical gold bullion in connection with a redemption of Units no later than ten (10) Business Days following the Monthly Redemption Date. Upon the receipt of the physical gold bullion representing the redeemed Units by the armoured transportation carrier, the Trust shall be discharged from all liability to the redeeming Unitholder in respect of the redeemed Units. Neither the Trust nor the Canadian chartered bank custodian of the physical gold bullion will bear the risk of loss of, and damage to the physical gold bullion once placed with the armoured transportation carrier. After the physical gold bullion has been placed with the armoured transportation service carrier, the Unitholder will not have recourse against the Trust or the Canadian chartered bank custodian of the physical gold bullion.
(5)	Any applicable cash payment made pursuant to Subsection (2) above shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the redeeming Unitholder (unless such cheque
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is dishonoured upon presentment) or upon the receipt of a wire transfer to the redeeming Unitholder, as directed in the Redemption Notice. Upon such cash payment, the Trust shall be discharged from all liability to the redeeming Unitholder in respect of the redeemed Units, except to replace any cheque which is lost or destroyed. The Transfer Agent may issue a replacement cheque if it is satisfied that the original cheque has not been received or has been lost or destroyed, upon being furnished with such evidence of loss, indemnity or other documentation in connection therewith that the Transfer Agent in its discretion may consider necessary.”

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